AMVESCAP PLC
IMMEDIATE RELEASE  19 APRIL 2004
CONTACT: ANGELA TULLY TEL: 020 7065 3652


                                   SCHEDULE 5

                         BLOCKLISTING SIX-MONTHLY RETURN


1.       Name of company:               AMVESCAP PLC

2.       Name of scheme:                AMVESCAP PLC SHARESAVE

3.       Period of return:              FROM: 11 OCTOBER 2003 TO 10 APRIL 2004

4.       Number and class of            723,931 ORDINARY SHARES OF 25P EACH
         shares (amount of
         stock/debt security)
         not issued under scheme

5.       Number of shares               126,946 ORDINARY SHARES OF 25P EACH
         issued/allotted under
         scheme during period

6.       Balance under scheme           596,985 ORDINARY SHARES OF 25P EACH
         not yet issued/allotted
         at end of period

7.       Number and class of            2,527,243 ORDINARY SHARES OF 25P EACH
         share(s) (amount of            LISTED ON 11 OCTOBER 2000.
         stock/debt securities)
         originally listed and
         the date of admission

Please confirm total number             809,346,554 ORDINARY SHARES OF 25P EACH
of shares in issue at the
end of the period in order
for us to update our records

Contact for queries:                    ANGELA TULLY
                                        TELEPHONE: 020 7065 3652

Person making return                    ANGELA TULLY - ASSISTANT COMPANY
                                        SECRETARY